SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Christine M.
Michael L. Kabik
Jeffrey W. Rubin
Simon M. Nadler
Scott D. Museles
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman

Hong Suk "Paul" Chung
Lisa C. DeLessio•
Patrick J. Howley
Glenn W.D. Golding+
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
Melissa G. Bernstein

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Mimi L. Magyar
Scott D. Field
Special Counsel
Philip R. Hochberg

Maryland and D.C. except as noted:
+ Virginia also ∘ D.C. only
• Maryland only † Retired

04046209

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

November 9, 2004

SUPPL

RECEIVED
2004 NOV 16 A 10: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

November 9, 2004	Stock Exchange Announcement -- Preliminary Results Webcast
November 9, 2004	Stock Exchange Announcement – Interim Statement of results for the half year ended 30 September 2004
November 9, 2004	Stock Exchange Announcement -- Interim Statement of results for the half year ended 30 September 2004 (full version)

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

dlw 11/22

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)

18031915-56.doc
T: 111104

RNS Number:9707E
Electrocomponents PLC
09 November 2004

Preliminary Results webcast.

The webcast of the Preliminary Results presentation will be available from 10:00hrs (UK time) today Tuesday 9 November 2004.

This will be available on the Electrocomponents plc website: www.electrocomponents.com

An archived version of the webcast will be available this afternoon.

The Preliminary Results announcement will be issued through RNS, The Company News service for the London Stock Exchange at 07:00 hrs (UK time) on Tuesday 9 November 2004.

END
NRAILFIFLSLTIIS

Interim Statement

09/11/2004

RECEIVED

2004 NOV 15 A 10:27

OFFICE OF ...

Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, today announces its results for the half year ended 30 September 2004.

The summary results, against the first half of last year, were:

Sales	£379.5m	Up	5.8%*
Before amortisation of goodwill			
Operating profit	£51.6m	Up	12.2%
Profit before tax	£51.5m	Up	13.7%
Earnings per share	8.4p	Up	13.5%
After amortisation of goodwill			
Operating profit	£46.8m	Up	15.3%
Profit before tax	£46.7m	Up	17.0%
Earnings per share	7.3p	Up	17.7%
Dividend per share	5.8p	Up	3.6%
Net debt	£61.1m	Better by	£8.2m

* Adjusted for trading days and exchange rates.

Bob Lawson, Chairman, commented:

After the strong second half of last year, I am pleased to report further improvement in the Group's performance.

Management's priorities remain to drive sales growth and to manage successfully the major changes in systems that will occur during the coming year. The Purchasing Managers Indices have weakened in recent months and we remain cautious on the trading backdrop in our major markets.

The half year performance demonstrates the sales and profit potential of the Group and our continued investment underlines our confidence in our long term prospects.

Bob Lawson
9 November 2004

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 9 November, thereafter 01865 204000.

The results and analyst presentation with accompanying audiocast are published on the Corporate website at http://www.electrocomponents.com

Click here to download the full Interim Statement.

RNS Number:9859E
Electrocomponents PLC
09 November 2004

Embargoed to 7:00am Tuesday 9 November 2004

INTERIM STATEMENT

Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, today announces its results for the half year ended 30 September 2004.

The summary results, against the first half of last year, were:

Sales	£379.5m Up	5.8%*
Before amortisation of goodwill		
Operating profit	£51.6m Up	12.2%
Profit before tax	£51.5m Up	13.7%
Earnings per share	8.4p Up	13.5%
After amortisation of goodwill		
Operating profit	£46.8m Up	15.3%
Profit before tax	£46.7m Up	17.0%
Earnings per share	7.3p Up	17.7%
Dividend per share	5.8p Up	3.6%
Net debt	£61.1m Better by	£8.2m

* Adjusted for trading days and exchange rates

Bob Lawson, Chairman, commented:

After the strong second half of last year, I am pleased to report further improvement in the Group's performance.

Management's priorities remain to drive sales growth and to manage successfully the major changes in systems that will occur during the coming year. The Purchasing Managers Indices have weakened in recent months and we remain cautious on the trading backdrop in our major markets.

The half year performance demonstrates the sales and profit potential of the Group and our continued investment underlines our confidence in our long term prospects.

Bob Lawson
9 November 2004

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 886 8440

* Available to 15:00 on 9 November, thereafter 01865 204000.

The results and analyst presentation with accompanying audiocast are published on the Corporate website at www.electrocomponents.com

CHAIRMAN'S STATEMENT

After the strong second half of last year, I am pleased to report further improvement in the Group's performance, which reflects improved trading conditions and consistent investment in developing our businesses. Adjusted sales grew by 5.8% to £379.5m and profits before tax and goodwill amortisation (£4.8m) grew by 13.7% to £51.5m. Earnings per share before amortisation of goodwill increased 13.5% to 8.4p. Cash flow also remained strong. Free cash flow of £28.3m was slightly above last year despite the stock build to support our sales growth.

All of our regions shared in the sales growth, which is particularly encouraging, with highlights being:

a. the high growth in Allied of over 20% and Japan of 30%

b. the return to growth of our UK business to over 2%

c. good growth in the Rest of Europe apart from France

d. the exciting early results of our same day offer in Shanghai generating almost 40% sales growth

e. the continued success of e-Commerce with growth of 42%, constituting 20% of Group sales in September up from 15% last year

In the second half and next year we will bear higher costs from the implementation of our Europe-wide enterprise business system project in the UK, including our world-wide Processes, which should be complete by the end of calendar 2005. From our knowledge of using the system, gained in France and Asia, I have every reason to believe that we will thereafter increasingly generate benefits from improved stock management, operational efficiencies, eliminating costs in legacy systems and, fundamentally, by providing greatly improved services to our customers.

We are clear that more work needs to be done to raise our sales growth in the UK, but I remain confident in the long term prospects for our business, based as it is in the world's key markets. The positive profit performance in the first half demonstrates clearly the profit potential that there is for us from increasing sales. We are continuing to invest to realise this potential.

Interim Dividend

The Board has decided to increase the interim dividend by 3.6% to 5.8p from 5.6p.

Board

Following the retirement of David Winterbottom at the Annual General Meeting I am delighted that Kevin Abbott has joined the Board as a Non-Executive Director. Kevin is CEO of Alpha Airports Group Plc and brings a wealth of international experience to the Board.

Current Trading and Outlook

In October our sales growth has been about 5% with a regional pattern similar to the first half.

Management's priorities remain to drive sales growth and to manage successfully the major changes in systems that will occur during the coming year. The Purchasing Managers Indices have weakened in recent months and we remain cautious on the trading backdrop in our major markets.

The half year performance demonstrates the sales and profit potential of the Group and our continued investment underlines our confidence in our long term prospects.

Bob Lawson, Chairman 9 November 2004

OPERATING REVIEW

Group sales increased by 5.8% (adjusted for exchange rates and trading days) over the same period last year. Unadjusted sales increased 2.9% to £379.5m from £368.8m, whilst profit before tax and goodwill amortisation (£4.8m) increased by 13.7% to £51.5m from £45.3m last year. Return on sales thereby increased by 1.3 percentage points to 13.6% from 12.3%.

Changes in exchange rates, particularly the Euro, had an impact on the Group's reported sales and profits. At constant exchange rates, the increase in sales would have been £11.5m higher and the increase in profit before tax and goodwill, £0.7m higher.

The gross margin of 53.5% was the same as in the first half of last year though this partly reflects the high sales growth of Allied, which has a gross margin lower than that of the rest of the Group.

Progress on our enterprise business system (EBS) projects continued during the half year. The UK business, which encompasses our world-wide Supply Chain and other Groupwide Process activities, is preparing to implement the new system during the second half of calendar 2005. Implementations carried out in France, Australasia, and South Asia last year continue to operate well. Process costs fell to 10.0% from 10.8% of sales.

Cash flow has remained strong and the conversion of operating profit (before amortisation of goodwill) to operating cash flow was high at 109%, although lower than the 117% of last year. This followed a working capital cash outflow of £6.1m arising largely from the stock build to support higher sales growth and the beginning of the stock build to support the forthcoming implementation of EBS in the UK, as well as the high service initiative in China. Capital expenditure increased to £12.2m from £11.8m reflecting expenditure on the EBS and catalogue systems projects. Free cash inflow of £28.3m was £1.2m higher than last year.

Closing net debt was £61.1m, an improvement of £8.2m over last year. Exchange movements since 30 September 2003 had a positive impact of £6.0m mainly as a result of the weaker US Dollar. As in previous years, financial ratios remained strong with high interest cover and low gearing.

United Kingdom

Sales in our UK business showed a welcome return to growth of 2.3% (against the first half of last year) to £180.0m. The first half sales growth was depressed by lower growth in September, partly due to a re-phasing of the catalogue launch to 1 October from 1 September.

We have continued to broaden our presence in the growing service and public sectors of the economy, though the overall impact on sales was modest in the half year. We have seen growth in some manufacturing sectors, despite the continued difficulties faced by our manufacturing customers.

Our investment in sales and marketing was sustained and there was a small increase in customer numbers. Our 'Do Great Things' advertising and promotional initiatives continued during the half year and together with the announcement of

Britain's Hero at Work 2004 and further press activity had a positive impact in increasing awareness of 'RS'.

e-Commerce has continued to show strong growth in the UK and increased 32.3% over last year, reaching 22.2% of sales in September.

The catalogue still remains our most important sales channel. In a project extending over much of the last 12 months, the UK catalogue has been fundamentally redesigned to make it easier for our customers to use. The number of volumes was reduced from seven to five. Products are presented in ranges making it easier for customers to find, select, and buy the products they need. The catalogue was launched a month later than last year on 1 October 2004 and has been well received by customers, although it is too early to judge its overall impact on sales.

Our 15 trade counters have shown significant growth during the half year. The Managed Stock Replenishment service, whereby we manage customers' stocks in their warehouses on a regular basis from a local trade counter, has again been successful as it reduces the customers' cost of managing their stock.

A small decline in gross margin, further investment in selling costs and higher pension costs reduced the profit contribution to £54.8m from £56.8m, being 30.4% and 32.3% of sales respectively.

Rest of Europe

Sales in the Rest of Europe grew by 2.6% (adjusted) to £114.3m although the weakening of the Euro resulted in flat reported sales in Sterling. With the exception of France, Europe returned to good growth of around 6%. In particular, Austria, Spain, and the Benelux countries recorded double-digit growth.

Sales in France were impacted by the implementation of EBS in June 2003. The problems have now been resolved and customer service levels restored. Day adjusted sales declined by 3.5% in the second half of last year, 2.6% during the first half of this year, but were at the same level as last year in September. Whilst we have not lost customers in France our service problems have meant they have placed less of their business with us and it is taking time to win this business back. The profitability of the business has improved year on year.

In our growing German business, e-Commerce has expanded strongly, now accounting for over a quarter of all sales. PurchasingManager(TM) has been particularly successful with installations and sales increasing significantly. Sales grew well in Italy, driven by an increase in both customer numbers and increased sales to larger customers. Our smaller businesses all performed well.

Overall, e-Commerce sales grew by 52.9% reaching 23.2% of total Rest of Europe sales in September.

The profit contribution increased to £25.0m from £21.7m, being 21.9% and 19.0% of sales respectively, due to a further increase in gross margin and effective cost management.

North America

Sales in our North American business, Allied, grew by 23.5% (adjusted) to £56.2m although the weakening of the US Dollar resulted in reported Sterling growth of 9.8%.

The sales increase reflects both the impact of our continued sales and marketing initiatives and improvements in the US economy. The 'Customer First' programme launched last year to revitalise the branch network has continued to be

successful and the new format catalogue issued in October 2003 also had a positive impact. We have been particularly active in penetrating larger accounts with our improved product and service offers. e-Commerce remains underdeveloped in our North America business and we are intent on increasing our sales via this channel.

Allied's gross margin remained at around 38% though the increasing average order value in the business from our larger customers has put pressure on gross margins. Profit contribution increased to £7.5m from £5.8m and as a percentage of sales increased to 13.3% from 11.3%, reflecting the operating leverage of the business.

Japan

Sales in Japan grew by 29.7% (adjusted) to £7.8m with a further increase in both customer numbers and the frequency with which customers buy. The reported growth in Sterling was 23.8%.

e-Commerce continues to grow rapidly reaching 47.5% of total sales in September, up from 39% last year. Sales through our PurchasingManagerTM and e-Procurement applications have also grown rapidly.

Following recent positive experiences in Europe, catalogue issue frequency has been reduced from twice a year to once a year commencing September 2004, with interim product updates. As in Europe, the number of catalogues issued has been increased. The number of products offered was increased to 50,000 from 47,000 to broaden further the business base.

The business achieved a profit contribution of £0.6m during the half year; an improvement of £1.2m from the loss of £0.6m during the same period last year.

Rest of World

The Rest of World region achieved sales of £21.2m, an increase of 7.0% (adjusted) though reported growth in Sterling was 1.0%.

The main businesses are in Asia where double-digit growth was achieved with China performing strongly. Total sales in North Asia (China/Hong Kong) grew by 14.3% (adjusted), whilst in China sales grew by 17.5% and reached over 30% in September, enhanced by our high service same day offer project in the Shanghai region. This offer will be extended to Beijing in the second half. South Asia enjoyed a return to significant growth whilst Australasia maintained its good rate of growth. e-Commerce is developing rapidly in Asia and jumped to 19% of sales in September from 7% last year. Elsewhere, sales in South Africa declined due to the impact of exchange rate fluctuations on our selling prices.

e-Commerce

The Group's e-Commerce sales continued to grow strongly by 42.3% (adjusted) to £71.1m or 18.7% of sales for the half year, whilst in September they reached 20.3% of sales. In the first half of last year, e-Commerce accounted for only 13.9% of sales.

The usual way for customers to access our e-Commerce offer is through our 68 websites in 16 languages around the world. However, our PurchasingManagerTM application has continued to show strong growth and there are now 2,700 customer accounts, an increase of around 240% since March 2004.

Enterprise Business System

We are progressing with our systems and change management projects in Europe,

including the UK, and in Asia. Through these projects we will standardise our operating procedures and data structures on robust systems platforms so as to support our business growth strategies. The core systems will be common for the businesses in Europe and for the businesses in Asia, with ancillary applications to manage customer contacts, sales force planning, product information, stock forecasting, and warehouse operations. Legacy systems, which are increasingly costly to maintain, will be replaced.

The projects started four years ago with an initial phase to determine the best operating practices that should form the template. France, our second largest RS business, was chosen for the first European implementation of this template with the initial build, testing, and training completed with the go-live in June 2003. Though there were initial operating problems in some areas, which had an impact on service levels, the template works well. The system and operations are robust and service levels have been restored to the previous high levels.

The next European implementation will be in the UK, encompassing our Groupwide Supply Chain and other Process activities, and we expect this to take place in the second half of calendar 2005. Follow-on rollouts will be in Germany, Italy, and the remainder of Europe. These implementations will benefit from the availability of the system operating in France as users can see how the system works in practice ahead of their own go-live. Testing and training can therefore be more hands-on, more operational and so will be more extensive than was possible in France.

To achieve successful implementations elsewhere in Europe, starting with the UK, additional costs of around £3m this year and around £8m next year will be incurred together with a stock build above normal requirements of £13m in the current year. These additional costs include extra staff to support customer service levels during the testing, training and post go-live phases together with the costs of further developing the template to meet the particular requirements of the UK implementation. This implementation will trigger an increase of depreciation of about £5m on an annualised basis.

In North Asia the project has made good progress, following the successful implementations in South Asia and Australasia during 2003.

Around 81% of the planned capital expenditure for completion of the overall EBS project has been spent. When fully implemented the new systems and procedures are expected to generate significant operating and financial benefits. The maintenance and support expense of legacy systems will be eliminated immediately. After a settling-in period, stock turn improvements and operational efficiencies will be realised. Customers will benefit from improved and wider services, for example by having access to more information on product availability and product choice.

Groupwide Processes

Process costs declined 4.5% to £38.1m from £39.9m, partly due to lower systems costs in this half year. Process costs will rise with the implementation of EBS in the UK next year, due to additional costs and higher depreciation.

Our Supply Chain management has continued to be effective as shown by the higher stock turn of 2.6x (last year 2.5x) whilst at least maintaining customer service levels. The stock build to support the UK implementation will result in a temporary reduction in the stock turn.

In Media Publishing we have invested in a new catalogue publishing and content system first used to launch the UK catalogue on 1 October 2004. This allows the presentation of products in ranges rather than the previous modular format so that the products are much easier to find and compare. More information on each

product is provided together with links to complementary products. Our aim is to make it easier and quicker for the customer to find the product they require from more coherent and relevant ranges.

Pensions

The triennial valuation of the defined benefit section of the UK pension scheme was carried out during the half year and the draft valuation is currently under review. This shows a deficit of £47.7m, or £33.4m net of deferred tax as at 31 March 2004. We have not adopted FRS 17 and do not intend to do so, as we expect to move to International Financial Reporting Standards next year. Under FRS 17 the estimated net deficit would be £28m.

We expect that UK pension costs will increase by £2.8m this year as a result of the valuation. Of this, £1.4m has been included in the first half results.

International Financial Reporting Standards

We will implement International Financial Reporting Standards for the year ending 31 March 2006 and our preparations are well advanced. We plan to indicate the impact of the transition to IFRS on both the opening balance sheet and ongoing profit and loss account after our next year end when our application of the accounting policies will have been fully determined.

Summary

Both sales growth and operational gearing have been demonstrated by these results, most notably in North America and Japan. e-Commerce has again grown strongly.

Our enhanced selling and marketing activities are important continuing investments. The EBS projects gather pace with the UK implementation during next year. This is a critical implementation for the Group as a whole and is being managed and resourced as such.

Our investments reflect our commitment to realising the profitable opportunities available to the Group, as reflected in the first half results.

Ian Mason, Group Chief Executive

Richard Butler, Chief Process Officer

Jeff Hewitt, Deputy Chairman and Group Finance Director

9 November 2004

Note: The term 'adjusted' relating to sales growth means adjusted for exchange rates and trading days.

CONSOLIDATED RESULTS

	Note	6 months to 30.9.2004 (unaudited) £m	6 months to 30.9.2003 (unaudited) £m	Year to 31.3.2004 as restated (unaudited) £m
Turnover	1	379.5	368.8	759.3

Operating profit

	Note			
- before amortisation of goodwill		51.6	46.0	108.5
- amortisation of goodwill		(4.8)	(5.4)	(10.2)
	1	46.8	40.6	98.3
Net interest payable		(0.1)	(0.7)	(1.4)
Profit on ordinary activities before taxation		46.7	39.9	96.9
Profit before taxation and amortisation of goodwill		51.5	45.3	107.1
Taxation on profit on ordinary activities	2	(14.9)	(13.1)	(31.0)
Profit on ordinary activities after taxation		31.8	26.8	65.9
Interim dividend		(25.2)	(24.3)	(24.3)
Final dividend		-	-	(54.8)
Retained profit (loss) for the period		6.6	2.5	(13.2)

Recognised gains and losses

	Note			
Profit on ordinary activities after taxation		31.8	26.8	65.9
Translation differences		5.7	(7.3)	(29.2)
Total recognised gains and losses		37.5	19.5	36.7
Prior year adjustment: Implementation of UITF 38	6	(1.3)		
Total recognised gains and losses since last annual report		36.2		

Per share information

Basic earnings per share

	Note			
Before amortisation of goodwill	3	8.4p	7.4p	17.5p
After amortisation of goodwill	3	7.3p	6.2p	15.2p

Dividend per share

	Note			
Interim	4	5.8p	5.6p	5.6p
Final				12.6p

GROUP BALANCE SHEET

	Note	30.9.2004 (unaudited) £m	30.9.2003 as restated (unaudited) £m	31.3.2004 as restated (unaudited) £m
Fixed assets				
Intangible fixed assets		140.1	162.9	141.8
Tangible fixed assets		165.6	167.3	163.3
Investments		0.1	0.1	0.1
		305.8	330.3	305.2
Current assets				
Stocks		139.6	138.2	128.7
Debtors		144.1	141.3	151.6
Investments		25.0	11.0	65.4
Cash at bank and in hand		24.9	9.4	7.9
		333.6	299.9	353.6
Creditors: amounts falling due within one year		(171.7)	(157.7)	(210.0)
Net current assets		161.9	142.2	143.6
Total assets less current liabilities		467.7	472.5	448.8
Creditors: amounts falling due after more than one year		(97.5)	(82.2)	(92.8)
Provisions for liabilities and charges		(13.5)	(8.3)	(11.6)
		356.7	382.0	344.4
Capital and reserves				
Called-up share capital		43.5	43.5	43.5
Share premium account		38.4	38.4	38.4
Profit and loss account		274.8	300.1	262.5
Equity shareholders' funds	5	356.7	382.0	344.4

CONSOLIDATED CASH FLOW STATEMENT

	Note	6 months to 30.9.2004 (unaudited) £m	6 months to 30.9.2003 (unaudited) £m	Year to 31.3.2004 as restated (unaudited) £m
Net cash inflow from operating activities		56.4	53.6	134.8
Returns on investments and servicing of finance		(0.1)	(0.7)	(1.3)
Taxation		(15.8)	(17.1)	(31.3)
Capital expenditure and financial investment				
Net additions to fixed assets		(12.2)	(8.7)	(19.2)

Free cash flow		28.3	27.1	83.0
Equity dividends paid		(54.8)	(51.1)	(75.4)
Cash (outflow) inflow before use of liquid resources and financing		(26.5)	(24.0)	7.6
Management of liquid resources		40.6	13.1	(41.6)
Financing				
Shares		-	0.1	0.1
Loans		2.7	17.0	42.0
Increase in cash	7	16.8	6.2	8.1

Reconciliation of operating profit to net cash inflow from operating activities

Operating profit	46.8	40.6	98.3
Amortisation of goodwill	4.8	5.4	10.2
Depreciation and other amortisation	10.9	11.2	22.8
(Increase) decrease in stocks	(9.8)	(4.2)	1.0
Decrease (increase) in debtors	5.9	4.0	(8.4)
(Decrease) increase in creditors	(2.2)	(3.4)	10.9
Net cash inflow from operating activities	56.4	53.6	134.8

NOTES TO THE INTERIM STATEMENT

		6 months to 30.9.2004 (unaudited)	6 months to 30.9.2003 as restated (unaudited)	Year to 31.3.2004 as restated (unaudited)
1 Segmental analysis		£m	£m	£m
By geographical destination				
Turnover:	United Kingdom	173.3	169.7	348.2
	Rest of Europe	116.2	116.3	245.0
	North America	55.6	50.8	102.2
	Japan	7.8	6.3	14.4
	Rest of World	26.6	25.7	49.5
		379.5	368.8	759.3
By geographical origin				
Turnover:	United Kingdom	180.0	176.0	361.0
	Rest of Europe	114.3	114.3	241.1
	North America	56.2	51.2	102.8
	Japan	7.8	6.3	14.4
	Rest of World	21.2	21.0	40.0
		379.5	368.8	759.3

Operating profit: United Kingdom	54.8	56.8	117.8
Rest of Europe	25.0	21.7	51.0
North America	7.5	5.8	13.3
Japan	0.6	(0.6)	0.0
Rest of World	1.8	2.2	4.0
Profit contribution - before amortisation of goodwill	89.7	85.9	186.1
Groupwide process costs	(38.1)	(39.9)	(77.6)
Amortisation of goodwill			
- Allied (North America)	(4.7)	(5.3)	(10.0)
- RS Norway (Rest of Europe)	(0.1)	(0.1)	(0.2)
	46.8	40.6	98.3

By geographical location			
Net Assets: United Kingdom	211.8	211.1	206.3
Rest of Europe	67.7	73.8	68.9
North America	28.3	26.3	23.5
Japan	3.1	3.1	2.4
Rest of World	22.9	25.1	22.2
Net operating assets	333.8	339.4	323.3
Net debt	(61.1)	(69.3)	(34.5)
Unallocated net assets	84.0	111.9	55.6
	356.7	382.0	344.4

Unallocated net assets comprise:			
Intangible fixed assets:			
Goodwill - Allied (North America)	139.4	162.3	141.1
Goodwill - RS Norway (Rest of Europe)	0.4	0.6	0.4
Other Intangibles	0.3	-	0.3
Corporate tax	(17.4)	(18.4)	(19.8)
Proposed dividend	(25.2)	(24.3)	(54.8)
Provisions for liabilities and charges	(13.5)	(8.3)	(11.6)
	84.0	111.9	55.6

2 Taxation on the profit of the Group	6 months to 30.9.2004 (unaudited) £m	6 months to 30.9.2003 (unaudited) £m	Year to 31.3.2004 (unaudited) £m
United Kingdom taxation	9.9	10.9	23.6
Overseas taxation	5.0	2.2	7.4

	14.9	13.1	31.0

3 Earnings per share	6 months to 30.9.2004 (unaudited) £m	6 months to 30.9.2003 (unaudited) £m	Year to 31.3.2004 as restated (unaudited) £m
Profit on ordinary activities after taxation	31.8	26.8	65.9
Amortisation of goodwill (excluding tax effect)	4.8	5.4	10.2
Profit on ordinary activities after taxation and before amortisation of goodwill	36.6	32.2	76.1
Weighted average number of shares	434.9m	434.9m	434.9m
Basic earnings per share			
Before amortisation of goodwill	8.4p	7.4p	17.5p
After amortisation of goodwill	7.3p	6.2p	15.2p

4 Interim dividend

The timetable for the payment of the interim dividend is:

Ex-dividend date	15 December 2004
Dividend record date	17 December 2004
Dividend payment date	20 January 2005

5 Reconciliation of movements in shareholders' funds	6 months to 30.9.2004 (unaudited) £m	6 months to 30.9.2003 (unaudited) £m	Year to 31.3.2004 as restated (unaudited) £m
Profit for the period	31.8	26.8	65.9
Dividends	(25.2)	(24.3)	(79.1)
Retained profit (loss) for the period	6.6	2.5	(13.2)
Translation differences	5.7	(7.3)	(29.2)
New share capital subscribed	-	0.1	0.1
Net addition (reduction) to equity	12.3	(4.7)	(42.3)
Equity shareholders' funds as originally stated	345.7	388.2	388.2
Prior year adjustment: implementation of UITF38	(1.3)	(1.5)	(1.5)

Equity shareholders' funds at the beginning of the period	344.4	386.7	386.7
Equity shareholders' funds at the end of the period	356.7	382.0	344.4

6 Prior year adjustment: Implementation of UITF 38

The Group adopted UITF 38 Accounting for ESOP Trusts, effective from 22 June 2004, in the current year. This abstract requires that own shares held be disclosed as equity rather than as an asset. A prior year adjustment has been made in the current year to reflect this change.

The effect of the change in accounting policy has been to increase operating profit in the current and prior periods as set out below.

	6 months to 30.9.2004 (unaudited) £m	6 months to 30.9.2003 (unaudited) £m	Year to 31.3.2004 (unaudited) £m
Operating profit	0.1	-	0.2
Profit for the period	0.1	-	0.2

The adjustments to investments at 30 September 2003 and at 31 March 2004 are as follows:	30.9.2003 £m	31.3.2004 £m
Investments	(1.5)	(1.3)
Equity shareholders' funds	(1.5)	(1.3)

7 Reconciliation of net cash flow to movement in net debt	6 months to 30.9.2004 (unaudited) £m	6 months to 30.9.2003 (unaudited) £m	Year to 31.3.2004 (unaudited) £m
Increase in cash	16.8	6.2	8.1
Management of liquid resources	(40.6)	(13.1)	41.6
Financing - loans	(2.7)	(17.0)	(42.0)
Change in net debt relating to cash flows	(26.5)	(23.9)	7.7
Translation differences	(0.1)	1.5	4.7
Movement in net debt for the period	(26.6)	(22.4)	12.4
Net debt at the beginning of the period	(34.5)	(46.9)	(46.9)

Net debt at the end of the period	(61.1)	(69.3)	(34.5)
Net debt at the end of the period comprises:			
Cash at bank and in hand	24.9	9.4	7.9
Overdrafts	(0.7)	(0.9)	(0.7)
Current instalments of loans	(27.4)	(22.2)	(24.2)
Loans repayable after more than one year	(82.9)	(66.6)	(82.9)
Current asset investments	25.0	11.0	65.4
	(61.1)	(69.3)	(34.5)

8 Principal exchange rates	6 months to 30.9.2004	6 months to 30.9.2003	Year to 31.3.2004
Average for the period			
Euro	1.49	1.43	1.44
Japanese Yen	198	190	192
United States Dollar	1.82	1.62	1.70
	30.9.2004	30.9.2003	31.3.2004
Period end			
Euro	1.46	1.43	1.50
Japanese Yen	199	185	193
United States Dollar	1.81	1.66	1.85

9 Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2004, except for the adoption in the period of UITF 38 Accounting for ESOP Trusts.

The financial information included in this document does not comprise statutory accounts within the meaning of Section 240 of Companies Act 1985. The statutory accounts for the year to 31 March 2004 have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985. The interim financial information is unaudited but has been subject to a limited review by KPMG Audit Plc.

Independent review report by KPMG Audit Plc to Electrocomponents plc

Introduction

We have been instructed by the Company to review the financial information which comprises the Consolidated results, Group balance sheet, Consolidated cash flow statement and notes 1 to 9 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

KPMG Audit Plc

Chartered Accountants

London

9 November 2004